April 16, 2020

Anthony Snow
President and Corporate Secretary
CBA Florida, Inc.
3753 Howard Hughes Parkway, Suite 200, Office #258
Las Vegas, NV 89169

       Re: CBA Florida, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 25, 2020
           File No. 000-50746

Dear Mr. Snow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Kenneth A. Schlesinger